Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts” and to the use in this Annual Report on Form 40-F of our reports dated November 29, 2023, with respect to the consolidated balance sheet of The Toronto-Dominion Bank (the “Bank”) as at October 31, 2023 and 2022, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended October 31, 2023, and the effectiveness of internal control over financial reporting of the Bank as at October 31, 2023.

We also consent to the incorporation by reference of our reports dated November 29, 2023 in the following Registration Statements of the Bank:

1)	Registration Statement (Form F-3 No. 333-83232),

2)	Registration Statement (Form F-3 No. 333-262557),

3)	Registration Statement (Form S-8 No. 333-101026)

4)	Registration Statement (Form S-8 No. 333-116159),

5)	Registration Statement (Form S-8 No. 333-120815),

6)	Registration Statement (Form S-8 No. 333-142253),

7)	Registration Statement (Form S-8 No. 333-150000),

8)	Registration Statement (Form S-8 No. 333-167234),

9)	Registration Statement (Form S-8 No. 333-169721), and

10)	Registration Statement (Form S-8 No. 333-263318).

/s/Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 30, 2023